Exhibit 12

Statement Re: Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Nine Fiscal Months Ended
	April 25, 1999	April 30, 2000	April 29, 2001	April 28, 2002	April 27, 2003	January 26, 2003	January 25, 2004
	(dollars in millions)
Consolidated pretax income from continuing operations	$23.9	$57.5	$45.6	$8.1	$72.3	$43.3	$47.6
Less equity (loss) of unconsolidated joint venture	(1.3)	0.3	(0.2)	—	—	—	—
Interest expense	55.8	62.8	102.7	90.5	82.8	62.3	63.9
Less capitalized interest	7.2	2.4	3.8	1.3	0.2	0.1	1.2
Interest portion of rental expense	2.8	5.7	9.8	9.6	8.7	9.1	7.0

Earnings	$76.6	$123.3	$154.5	$106.9	$163.6	$114.6	$117.3

Interest expense	$55.8	$62.8	$102.7	$90.5	$82.8	$62.3	$63.9
Interest portion of rental expense	2.8	5.7	9.8	9.6	8.7	9.1	7.0

Fixed charges	$58.6	$68.5	$112.5	$100.1	$91.5	$71.4	$70.9

Ratio of earnings to fixed charges (1)	1.3x	1.8x	1.4x	1.1x	1.8x	1.6x	1.7x

(1)	For purposes of determining the ratio of earnings to fixed charges, earnings consist of earnings before provision for income taxes plus fixed charges, excluding capitalized interest. Fixed charges consist of interest on indebtedness, including capitalized interest, plus that portion of rental expense that is considered to be interest. This ratio does not include earnings or fixed charges of unconsolidated joint ventures.